ARTICLES OF AMENDMENT

                               FNB CORPORATION


1.  The name of the Corporation is FNB Corporation.

2.  The first sentence of Article III - Capital Stock is amended as follows:

      "The corporation shall have the authority to issue twenty-five million (25,000,000) shares of Common Stock, par value $5.00 per share."

3.  The amendment was adopted on May 14, 2002.

4. The amendment was approved by the shareholders at a duly notice annual meeting on May 14, 2002. There are 5,869,346 shares outstanding of the corporation, of which 4,599,659 voted in favor of increasing the number of authorized shares from 10 to 25 million. This represents 78.4% of the outstanding shares.

WITNESS the following signatures and seal on behalf of the corporation.

Attest:                                FNB Corporation



s/Peter A. Seitz                       s/J. Daniel Hardy             (SEAL)
Peter A. Seitz, Secretary              J. Daniel Hardy, President/CEO